July 14, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles, Staff Accountant
Melissa Kindelan, Staff Accountant
Mark Shuman, Legal Branch Chief
Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34143

Ladies and Gentlemen:

As discussed during my telephone conversation with Ms. Pyles on July 13, 2015, Rackspace Hosting, Inc. intends to respond to the comments from the staff of the Securities and Exchange Commission received by letter dated June 30, 2015 by July 28, 2015.

Sincerely,

/s/ William Alberts
William Alberts, VP and Associate General Counsel